Sit U.S. Government Securities Fund
Sit Minnesota Tax-Free Income Fund

Presentation to the
Financial Planning Association of Minnesota

Golden Valley Country Club

November 18, 2008

Presentation by

Michael C. Brilley
President and Chief Fixed Income Officer
Sit Investment Fixed Income Advisors, Inc.

Sit U.S. Government Securities Fund (SNGVX)

Quarterly Rates of Return (After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99		3.89

* Second quarter of 1987 was 6/2/87 - 6/30/87

Performance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Call 1-800-332-5580 or visit www.sitfunds.com for performance data current to the most recent month-end.

Sit MN Tax-Free Fund Historical Base Prices



101
99
97
95
93
91
89
87
85
Base Price
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19
Period #1, 1/31/94-11/30/94
Period #2, 1/31/99-1/31/00
Period #3, 4/30/06-10/31/08

Sit MN Tax-Free Fund Historical Base Prices



113
111
109
107
105
103
101
99
Base Price
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Period #1, 11/30/94-9/30/98
Period #2, 5/31/00-5/31/03

Please refer to the general disclosure cited on the title page.

Sit MN Tax-Free Income Fund 12 Month Distribution Rate



12/31/94 - 10/31/08
12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sit MN Tax Free Income Fund (12 Month Distribution Rate)
Lehman 5-Year Municipal Bond Index (Yield to Worst)

Please refer to the general disclosure cited on the title page.

Morningstar Fund Comparison
Sit Minnesota Tax-Free Income Fund

Fund	3 Month Return (%)	3 Month Category percentile	1 Year Return (%)	1 Year Category Percentile	5 Year Return (%)	5 Year Category Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration	Avg Credit Quality	Fees	Net Assets ($MM)
Sit MN Tax-Free Income	-3.77	72	-3.43	67	2.37	30	-0.69	3.36	5.02	4.9	BBB	0.80	281.00
Benchmarks, Category Averages & Objective Averages													
Idx LB Municipal	-3.21	-	-1.87	-	2.84	-	-0.42	4.37	-	-	-	-	-
Cat: Muni Single State Interm	-2.63	-	-1.77	-	1.91	-	-0.60	3.93	-	5.6	AA	1.33	69.2
Obj: Muni Bond--Single State	-3.87	-	-3.83	-	1.89	-	-	-	3.67	6.6	-	1.44	126.5
Average	*-3.24*	*N/A*	*-2.49*	*N/A*	*2.21*	*N/A*	*-0.51*	*4.15*	*3.67*	*6.1*	*N/A*	*1.39*	*97.9*
Five Largest Funds													
Franklin MN Ins T/F A	-3.48	56	-1.86	35	2.59	19	-0.49	4.10	-	-	AA	0.77	583.3
Delaware T/F MN A	-2.88	24	-1.60	29	2.97	3	-0.51	4.34	3.18	6.2	AA	1.48	550.4
Fidelity MN Muni Inc	-1.95	8	-0.23	9	2.68	14	-0.47	3.68	3.67	6.2	AA	0.44	371.6
Sit MN TaxFree Income	-3.77	72	-3.43	67	2.37	30	-0.69	3.36	5.02	4.9	BBB	0.80	281.0
RiverSource MN TaxEx A	-3.53	58	-2.65	55	1.96	67	-0.54	4.58	3.72	7.3	AA	1.04	275.9
Average	*-3.12*	*44*	*-1.95*	*39*	*2.51*	*27*	*-0.54*	*4.01*	*3.90*	*6.2*	*N/A*	*0.91*	*412.4*
Five Other Funds													
AllianceBer Muni II MN A	-3.15	38	-1.53	27	2.87	12	-0.57	3.73	3.40	5.8	AA	1.46	78.2
Dreyfus Prem Muni MN A	-2.92	26	-1.83	33	2.89	5	-0.57	3.88	3.81	5.9	AA	1.10	106.5
Franklin MN Ins T/F A	-3.48	56	-1.86	35	2.59	19	-0.49	4.10	-	-	AA	0.77	583.3
Fidelity MN Muni Inc	-1.95	8	-0.23	9	2.68	14	-0.47	3.68	3.67	6.2	AA	0.44	371.6
Delaware T/F MN A	-2.88	24	-1.60	29	2.97	3	-0.51	4.34	3.18	6.2	AA	1.48	550.4
Average	*-2.88*	*30*	*-1.41*	*27*	*2.80*	*11*	*-0.52*	*3.95*	*3.52*	*6.0*	*N/A*	*1.05*	*338.0*

Source: Morningstar, as of 9/30/08.

Please refer to the general disclosure cited on the title page.